PAGE 1

                                              UNITED STATES

                                   SECURITIES AND EXCHANGE COMMISSION

                                         WASHINGTON, D.C.  20549


                                                FORM 11-K


            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                                                   OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                              For the fiscal year ended September 30, 1995


                                      Commission file number 1-8022



                                TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                             CSX CORPORATION
                                        AND AFFILIATED COMPANIES



                                             CSX CORPORATION
                                         A Virginia Corporation
                              IRS Employer Identification Number 62-1051971
                                            One James Center
                                          901 East Cary Street
                                        Richmond, Virginia 23219
                                        Telephone (804) 782-1400
















                                                  - 1 -



            PAGE 2




             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                       Page No.

       Report of Independent Auditors                                  3

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1995                                          4

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1994                                          5

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1995               6

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1994               7

       Notes to Financial Statements                                   8-13

Supplemental Schedules

       Assets Held for Investment Purposes - September 30, 1995       15-16

       Transactions or Series of Transactions in
         Excess of 5% of the Current Value of
         Plan Assets - Fiscal Year Ended September 30, 1995            17

Signature                                                              18




















                                                  - 2 -



            PAGE 3

                                     Report of Independent Auditors



The Pension Committee
Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated
    Companies
CSX Corporation
Richmond, Virginia


We have audited the accompanying statements of net assets available for plan benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the "Plan") as of September 30, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1995 and 1994, and the changes in its net assets available for plan benefits for the fiscal years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September 30, 1995, and transactions or series of transactions in excess of 5% of the current value of plan assets for the fiscal year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ ERNST & YOUNG LLP
                                           ---------------------
                                           Ernst & Young LLP
Jacksonville, Florida
March 18, 1996

             PAGE 4

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                SEPTEMBER 30, 1995
                                              (Thousands of Dollars)

                                                                                       Non-
                                                                                    Participant
                                        Participant Directed                         Directed
                  --------------------------------------------------------------------- ----------- ----------------
                  Stable      Income     S&P 500           Aggressive  Int'l    CSX     CSX
                 Interest       and       Index    Growth    Growth   Equity   Stock   Stock     Loan
                   Fund     Growth Fund   Fund       Fund     Fund     Fund    Fund    Fund      Fund    Total
                  --------------------------------------------------------------------- ----------- ----------------

ASSETS
 Investments
  Guaranteed
   Investment
   Contracts      $184,708   $   ---    $   ---    $   ---  $   ---  $   --- $   --- $    --- $   --- $184,708
  Mutual Funds         ---    62,968     39,079     46,549   17,043    9,954     ---      ---     ---  175,593
  Common Stock of
   CSX Corporation     ---       ---        ---        ---      ---      ---  20,950  150,184     ---  171,134
  Collective
   Trust Fund        1,260       ---        ---        ---      ---      ---     ---      ---     ---    1,260
  Loans to
   Participants        ---       ---        ---        ---      ---      ---     ---      ---  27,782   27,782
  Cash and Cash
   Equivalents      12,658       471        373        393      194      121     334    2,355     ---   16,899
                  --------   -------    -------    -------  -------  ------- ------- -------- ------- --------

TOTAL ASSETS       198,626    63,439     39,452     46,942   17,237   10,075  21,284  152,539  27,782  577,376

LIABILITIES
 Accrued Expenses       68        24         15         18        7        4       8       52     ---      196
                  --------   -------    -------    -------  -------  ------- ------- -------- ------- --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS    $198,558   $63,415    $39,437    $46,924  $17,230  $10,071 $21,276 $152,487 $27,782 $577,180
                  ========   =======    =======    =======  =======  ======= ======= ======== ======= ========

See Notes to Financial Statements.

             PAGE 5

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                SEPTEMBER 30, 1994
                                              (Thousands of Dollars)

                                                                                       Non-
                                                                                    Participant
                                        Participant Directed                         Directed
                  --------------------------------------------------------------------- ----------- ----------------
                  Stable      Income     S&P 500           Aggressive  Int'l    CSX     CSX
                 Interest       and       Index    Growth    Growth   Equity   Stock   Stock     Loan
                   Fund     Growth Fund   Fund       Fund     Fund     Fund    Fund    Fund      Fund    Total
                  --------------------------------------------------------------------- ----------- ----------------

ASSETS
 Investments
  Guaranteed
   Investment
   Contracts      $174,223   $   ---    $   ---    $   ---   $  ---  $   --- $   --- $    --- $   --- $174,223
  Mutual Funds         ---    50,907     21,145     40,023    3,461   11,231     ---      ---     ---  126,767
  Common Stock of
   CSX Corporation     ---       ---        ---        ---      ---      ---  15,271  116,328     ---  131,599
  Collective
   Trust Fund        4,243       ---        ---        ---      ---      ---     ---      ---     ---    4,243
  Loans to
   Participants        ---       ---        ---        ---      ---      ---     ---      ---  28,594   28,594
  Cash and Cash
   Equivalents       2,207        18          7         14        1        4     148    1,120     ---    3,519
                  --------   -------    -------    -------   ------  ------- ------- -------- ------- --------
                   180,673    50,925     21,152     40,037    3,462   11,235  15,419  117,448  28,594  468,945

 Contributions
  receivable         1,132       487        301        443       63      151     210      999     ---    3,786
                  --------   -------    -------    -------   ------  ------- ------- -------- ------- --------

TOTAL ASSETS       181,805    51,412     21,453     40,480    3,525   11,386  15,629  118,447  28,594  472,731

LIABILITIES
 Accrued Expenses       75        24          9         19        2        6       7       51     ---      193
                  --------   -------    -------    -------   ------  ------- ------- -------- ------- --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS    $181,730   $51,388    $21,444    $40,461   $3,523  $11,380 $15,622 $118,396 $28,594 $472,538
                  ========   =======    =======    =======   ======  ======= ======= ======== ======= ========

See Notes to Financial Statements.

             PAGE 6

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       FISCAL YEAR ENDED SEPTEMBER 30, 1995
                                              (Thousands of Dollars)

                                                                                       Non-
                                                                                    Participant
                                        Participant Directed                         Directed
                  --------------------------------------------------------------------- ----------- ----------------
                    Stable     Income    S&P 500           Aggressive  Int'l    CSX     CSX
                   Interest      and      Index   Growth     Growth   Equity   Stock   Stock     Loan
                     Fund    Growth Fund  Fund      Fund      Fund     Fund    Fund    Fund      Fund    Total
                  --------------------------------------------------------------------- ----------- ----------------

ADDITIONS
 Investment Income:
  Dividends and
   Interest         $ 13,005   $ 1,685   $   666  $   300  $     1   $   --- $   468  $ 3,161 $ 1,868 $ 21,154
 Employer
  Contributions          ---       ---      ---       ---      ---       ---     ---   10,963     ---   10,963
 Participant
  Contributions       13,684     5,677    4,131     4,913    1,584     1,864   2,973      ---     ---   34,826
 Net Realized and
  Unrealized
  Appreciation in
  Fair Value of
  Investments            222     9,403    6,956     7,155    3,833       947   4,441   27,686     ---   60,643
                    --------   -------  -------   -------  -------   ------- ------- -------- ------- --------
                      26,911    16,765   11,753    12,368    5,418     2,811   7,882   41,810   1,868  127,586
DEDUCTIONS
 Distributions to
  Participants        10,487     2,046      884     1,429      202       312   1,044    4,854   1,113   22,371
 Fees and Expenses       221        61       35        45       19        18      22      152     ---      573
                    --------   -------  -------   -------  -------   ------- ------- -------- ------- --------
                      10,708     2,107      919     1,474      221       330   1,066    5,006   1,113   22,944


INTERFUND TRANSFERS      625    (2,631)   7,159    (4,431)   8,510    (3,790) (1,162)  (2,713) (1,567)     ---
                    --------   -------  -------   -------  -------   ------- ------- -------- ------- --------

NET INCREASE
 (DECREASE) IN NET
 ASSETS               16,828    12,027   17,993     6,463   13,707    (1,309)  5,654   34,091    (812) 104,642

Net Assets Available
 for Plan Benefits
 at Beginning of Year181,730    51,388   21,444    40,461    3,523    11,380  15,622  118,396  28,594  472,538
                    --------   -------  -------   -------  -------   ------- ------- -------- ------- --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS
 AT END OF YEAR     $198,558   $63,415  $39,437   $46,924  $17,230   $10,071 $21,276 $152,487 $27,782 $577,180
                    ========   =======  =======   =======  =======   ======= ======= ======== ======= ========

See Notes to Financial Statements.

             PAGE 7

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       FISCAL YEAR ENDED SEPTEMBER 30, 1994
                                              (Thousands of Dollars)

                                                                                       Non-
                                                                                    Participant
                                        Participant Directed                         Directed
                  --------------------------------------------------------------------- ----------- ----------------
                    Stable     Income    S&P 500           Aggressive  Int'l    CSX     CSX
                   Interest      and      Index   Growth     Growth   Equity   Stock   Stock     Loan
                     Fund    Growth Fund  Fund      Fund      Fund     Fund    Fund    Fund      Fund    Total
                  --------------------------------------------------------------------- ----------- ----------------

ADDITIONS
 Investment Income:
  Dividends and
   Interest         $ 12,854   $ 1,641   $   505  $   423   $  ---   $    35 $   318  $ 2,860 $ 1,715 $ 20,351
 Employer
  Contributions          ---       ---      ---       ---      ---       ---     ---   10,757     ---   10,757
 Participant
  Contributions       13,409     5,828    3,612     5,718      574     1,143   2,206      ---     ---   32,490
 Net Realized and
  Unrealized
  Appreciation
  (Depreciation) in
  Fair Value of
  Investments            ---     1,018      124    (3,569)       9       644 (10,853)  (8,507)    ---  (21,134)
 Other receipts
  resulting from
  plan mergers        10,024     5,496    2,307     1,889    1,040     1,180  14,212      ---     ---   36,148
                    --------   -------  -------   -------   ------   ------- ------- -------- ------- --------
                      36,287    13,983    6,548     4,461    1,623     3,002   5,883    5,110   1,715   78,612
DEDUCTIONS
 Distributions to
  Participants         7,915     1,406      877     1,727      121       236     540    5,037   1,261   19,120
 Fees and Expenses       276        65       27        59       11        16      22      168     ---      644
                    --------   -------  -------   -------   ------   ------- ------- -------- ------- --------
                       8,191     1,471      904     1,786      132       252     562    5,205   1,261   19,764


INTERFUND TRANSFERS   (5,381)   (2,401)  (1,951)   (6,029)   1,237     7,435   5,141     (641)  2,590      ---
                    --------   -------  -------   -------   ------   ------- ------- -------- ------- --------

NET INCREASE
 (DECREASE) IN NET
 ASSETS               22,715    10,111    3,693    (3,354)   2,728    10,185  10,462     (736)  3,044   58,848

Net Assets Available
 for Plan Benefits
 at Beginning of Year159,015    41,277   17,751    43,815      795     1,195   5,160  119,132  25,550  413,690
                    --------   -------  -------   -------   ------   ------- ------- -------- ------- --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS
 AT END OF YEAR     $181,730   $51,388  $21,444   $40,461   $3,523   $11,380 $15,622 $118,396 $28,594 $472,538
                    ========   =======  =======   =======   ======   ======= ======= ======== ======= ========

See Notes to Financial Statements.

            PAGE 8

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                             (Dollars in Thousands)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies ("the Plan") are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

Investments in guaranteed investment contracts are reported at cost plus accrued income, which is contract value. Investments in mutual funds and CSX Corporation ("CSX") common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. Investments in collective trust fund participation units are carried at cost plus accrued interest, which approximates contract value. Investments in loans to participants are carried at their outstanding principal balances, which approximates fair value. Such loans bear interest at the prime rate in effect at the beginning of the quarter in which each loan originated.

Effective October 1, 1995, CSX will adopt the American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". This statement specifies the accounting for investment contracts issued by either an insurance enterprise or other entity. The financial impact of adopting Statement of Position 94-4 is not expected to be significant.

Certain amounts in the financial statements for the fiscal year ended September 30, 1994 have been reclassified to be consistent with the presentation of the related current year amounts.

NOTE 2--DESCRIPTION OF THE PLAN

A complete description of Plan provisions, including those relating to contributions, vesting, withdrawals, loans and distributions, is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is voluntary and is limited to full-time salaried employees and certain non-union hourly employees of CSX Corporation and adopting affiliated companies (the "Employer").



                                                  - 8 -



            PAGE 9

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS,CONTINUED
                            (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Plan Mergers: Effective January 1, 1994, the American Commercial Lines, Inc. Thrift Plan was merged into the Plan. The merger resulted in a transfer of $33,984 of net assets to the Plan.

Effective January 1, 1994, the Customized Transportation, Inc. Employee Savings Plan was merged into the Plan. The merger resulted in a transfer of $2,164 of net assets to the Plan.

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Stable Interest Fund, consisting primarily of guaranteed investment contracts issued by highly-rated insurance companies; (2) the Income and Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for a combination of income and capital growth potential; (3) the S&P 500 Index Fund, consisting of a mutual fund that invests in common and capital stocks selected primarily to duplicate the performance of the stock market as a whole; (4) the Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; (5) the Aggressive Growth Fund, consisting of a mutual fund that invests in the common stocks of small to medium-sized companies selected primarily for capital growth over time; (6) the International Equity Fund, consisting of a mutual fund that invests in the stocks of companies located outside the United States selected primarily to achieve long-term growth by participating in the growth of foreign economies; and (7) the CSX Stock Fund, consisting of investments in CSX Corporation common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of his or her base compensation, in 1% multiples, to the Plan (the "basic contributions"). In addition, the Plan permits participants to contribute up to 20% of any incentive compensation to the Plan. All participant contributions may be made on a before- or after-tax basis within the limits imposed by the IRC and may be invested in any combination of the seven investment alternatives. Investment direction, including amounts contributed to the Plan may be revised by participants as often as twelve times per calendar year; effective January 1, 1996, participants may redirect account balances within investment options under the Plan without limitation.

Subject to certain limitations, a participant may also reinvest distributions received from another qualified plan into the Plan.

Employer Contributions: The Employer matches a participant's basic contributions in an amount equal to the lesser of 50% of those contributions or 3% of his or her base compensation. Employer matching contributions are made in the form of cash deposits to the CSX Stock Fund, which are reported in
                                                  - 9 -



            PAGE 10

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

the non-participant directed portion of the CSX Stock Fund in the accompanying financial statements. A participant's incentive compensation contributions are not matched. Effective January 1, 1994, profit-sharing contributions may be made at the discretion of the Board of Directors of CSX. Participants of the Plan who have attained age 55 may reallocate in multiples of 10% to other investment alternatives offered under the Plan their interest in the CSX Stock Fund.

Vesting, Withdrawals, Loans and Distributions: Participants are immediately vested in all contributions made to their accounts plus investment earnings thereon. Withdrawals, loans and distributions are controlled in accordance with the provisions of the Plan.

Participant Accounts: Each participant's account is credited or charged with the participant's contributions, the employer's contributions, and an allocation of the Plan's earnings, losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

Administrative Expenses: The administrative expenses of the Plan are paid by CSX or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in fiscal years 1995 and 1994.

NOTE 3--INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed Investment Contracts: Substantially all of the assets held in the Stable Interest Fund are invested in guaranteed investment contracts issued by various insurance companies. These contracts contain provisions which may impose penalties for withdrawals prior to the scheduled maturity dates. In addition, this Fund invests in the American Express Trust Collective Income Fund, a collective trust fund which invests primarily in guaranteed investment contracts issued by insurance companies. The collective trust fund is managed by American Express Financial Services. At September 30, 1995 and 1994, there were no individual investment contracts that represented 5% or more of the Plan's net assets, available for plan benefits.


                                                 - 10 -



            PAGE 11

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Dollars in Thousands)

NOTE 3--INVESTMENTS--Continued

Mutual Funds: Substantially all of the assets held in the Income and Growth Fund at September 30, 1995 and 1994, are invested in the Fidelity
Equity-Income Fund, a mutual fund managed by Fidelity Management & Research Company.

Substantially all of the assets held in the S&P 500 Index Fund at September 30, 1995 and 1994, are invested in the Vanguard Index Trust-500 Portfolio, a mutual fund managed by the Vanguard Group.

Substantially all of the assets held in the Growth Fund at September 30, 1995 and 1994, are invested in the Twentieth Century Select Investors Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the Aggressive Growth Fund at September 30, 1995 and 1994, are invested in the Twentieth Century Vista Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the International Equity Fund at September 30, 1995 and 1994, are invested in the Morgan Stanley International Equity Fund, a mutual fund managed by Morgan Stanley.

CSX Stock Fund: Substantially all of the assets held in this fund at September 30, 1995 and 1994, are invested in CSX common stock.

Loan Fund: Substantially all of the assets held in this fund at September 30, 1995 and 1994, consist of loans made to Plan participants from their accounts.

NOTE 4--INCOME TAX STATUS

The Internal Revenue Service ruled April 6, 1988, that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and, therefore is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification (see Note 6). Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5--RELATED PARTY TRANSACTIONS

CSX and CSX Financial Management, Inc. provide the Plan with certain management and accounting services. During fiscal 1995, the Plan reimbursed CSX and CSX Financial Management approximately $73 and $18, respectively, for those services. During fiscal 1994, the Plan reimbursed CSX approximately $84 for those services. During the fiscal years ended September 30, 1995 and 1994, the Plan received $3,574 and $3,138, respectively, representing cash dividends from CSX common stock.



                                                 - 11 -



            PAGE 12

                TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                                NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                         (Thousands of Dollars)

NOTE 5--RELATED PARTY TRANSACTIONS--Continued

The trustee, The Northern Trust Company, routinely invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1995, transactions involving this account included 314 purchases with a total cost of $190,861 and 348 sales with a fair value of $181,788. For the fiscal year ended September 30, 1994, transactions involving this account included 381 purchases with a total cost of $175,647 and 342 sales with a fair value of $167,686.

NOTE 6.--PLAN AMENDMENT

The Plan was amended and restated in 1995, retroactive to January 1, 1989, to conform to the provisions of the Tax Reform Act of 1986, as amended and subsequent statutory and regulatory changes. There was no significant impact on the Plan due to these changes and amendments. The Plan is intended to meet all of the requirements of the Internal Revenue Code of 1986, as amended and the Employee Retirement Income Security Act of 1974, as amended.

In September 1995, the Plan filed a request for determination on the continued qualified status of the Plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's continued qualified status.

NOTE 7--COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for participant distributions processed prior to year-end but not yet paid. In financial statements prepared in accordance with generally accepted accounting principles, such amounts remain net assets available for plan benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
                                                    September 30, 1995
                                                    ------------------

Net assets available for plan
  benefits per the financial statements                   $577,180
Distributions due but unpaid                                  (265)
                                                          --------
Net assets available for plan benefits
  per the Form 5500                                       $576,915
                                                          ========






                                         -12-



            PAGE 13

                   TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                                NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                         (Thousands of Dollars)




NOTE 7--COMPARISON TO FORM 5500--Continued

The following is a reconciliation of distributions made by participants per the financial statements to the Form 5500:

                                                     Fiscal Year Ended
                                                    September 30, 1995
                                                    ------------------
Distributions by participants per the
  financial statements                                    $22,371
Add:  Distributions due but unpaid
  at September 30, 1995                                       265
                                                          -------
Distributions by participants per the
  Form 5500                                               $22,636
                                                          =======


NOTE 8--SUBSEQUENT EVENTS

On October 11, 1995, CSX's board of directors declared a 2-for-1 common stock split distributed on December 21, 1995, to shareholders of record at the close of business on December 4, 1995.
























                                        -13-



       PAGE 14



























                                         SUPPLEMENTAL SCHEDULES

             PAGE 15

                                                                                        SCHEDULE 27a
                        TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                                   ASSETS HELD FOR INVESTMENT PURPOSES
                                           September 30, 1995
                                         (Dollars in Thousands)
                                                                                                    Current
         Issuer                                    Description of Investment       Cost        Value
------------------------------------               -------------------------     --------     --------

Guaranteed Investment Contracts
-------------------------------
  Allstate Life Insurance Co.                      GA-5116 Guaranteed
                                                   Investment Contract           $  7,809      $ 7,809

  Allstate Life Insurance Co.                      GA-5547 Guaranteed
                                                   Investment Contract              7,522        7,522

  Allstate Life Insurance Co.                      GA-5797 Guaranteed
                                                   Investment Contract              4,423        4,423

  Commonwealth Life Insurance Co.                  ADA-00602-FR Guaranteed
                                                   Investment Contract              5,900        5,900

  Commonwealth Life Insurance Co.                  ADA-00614-FR Guaranteed
                                                   Investment Contract              4,399        4,399

  Commonwealth Life Insurance Co.                  ADA-00645-FR Guaranteed
                                                   Investment Contract              8,685        8,685

  Confederation Life Insurance Co.                 61895 Guaranteed
                                                   Investment Contract              5,607        5,607

  Confederation Life Insurance Co.                 62210 Guaranteed
                                                   Investment Contract              5,221        5.221

  Hartford Life Insurance Co.                      GA-10131 Guaranteed
                                                   Investment Contract              8,706        8,706

  Lincoln National Life Insurance Co.              GA #9736 Guaranteed
                                                   Investment Contract              7,301        7,301

  Metropolitan Life Insurance Co.                  GA #13920 Guaranteed
                                                   Investment Contract             10,664       10,664

  Metropolitan Life Insurance Co.                  12668 Guaranteed
                                                   Investment Contract             20,260       20,260

  Nationwide Life Insurance Co.                    GA-P4142 Guaranteed
                                                   Investment Contract              9,667        9,667

  Nationwide Life Insurance Co.                    GA-P4854 Guaranteed
                                                   Investment Contract              5,893        5,893

  Nationwide Life Insurance Co.                    GA-P5065 Guaranteed
                                                   Investment Contract              4,261        4,261

  New York Life Insurance Co.                      GA-06365 Guaranteed
                                                   Investment Contract              4,215        4,215

  New York Life Insurance Co.                      GA-06699 Guaranteed
                                                   Investment Contract             26,114       26,114

  Provident Life Insurance Co.                     GC-627-05491-01A Guaranteed
                                                   Investment Contract             11,391       11,391


             PAGE 16

                                                                                          SCHEDULE 27a
                        TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                             ASSETS HELD FOR INVESTMENT PURPOSES--Continued
                                         (Dollars in Thousands)
                                                                                              Current
              Issuer                               Description of Investment       Cost        Value
------------------------------------               -------------------------     --------     --------
  Prudential Life Insurance Co.                    GA #6497-501 Guaranteed
                                                   Investment Contract           $  6,925     $  6,925

  Prudential Life Insurance Co.                    GA #6497-502 Guaranteed
                                                   Investment Contract              8,372        8,372

  Prudential Life Insurance Co.                    GA #6497-504 Guaranteed
                                                   Investment Contract              5,868        5,868

  Prudential Life Insurance Co.                    GA #6497-503 Guaranteed
                                                   Investment Contract              5,505        5,505

                                                                                 --------     --------
                                                                                  184,708      184,708
Mutual Funds
------------

  Fidelity Equity-Income Fund                      1,696,785 shares                50,775       62,968
  Vanguard Index Trust-500 Portfolio               710,650 shares                  30,168       39,079
  Twentieth Century Select Investors Fund          1,150,505 shares                41,396       46,549
  Twentieth Century Vista Fund                     1,071,179 shares                13,435       17,043
  Morgan Stanley International Equity Fund         622,928 shares                   9,197        9,954
                                                                                 --------     --------
                                                                                  144,971      175,593
Common Stock
------------

* CSX Corporation                                  2,034,279 shares                91,001      171,134


Collective Trust Fund
---------------------

  American Express Trust
    Collective Income Fund                         32,115 units                     1,260        1,260


Loans to Participants
---------------------

* Tax Savings Thrift Plan for Employees            Loans, bearing interest at
  of CSX Corporation and Affiliated                the prime rate in effect at
  Companies                                        the beginning of the quarter
                                                   in which each loan originated   27,782       27,782


Cash Equivalents
----------------

* Collective Short-Term Investment Fund
    of The Northern Trust Company                  16,898,953 shares               16,899       16,899

                                                                                 --------     --------
TOTAL                                                                            $466,621     $577,376
                                                                                    ========     ========

    * Parties-In-Interest


                PAGE 17

                                                                                SCHEDULE 27d
                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                              TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
                                        OF THE CURRENT VALUE OF PLAN ASSETS
                                       Fiscal Year Ended September 30, 1995
                                              (Dollars in Thousands)

                                                  Purchases                               Sales
                                              -----------------      ----------------------------------------------
                                                                               Value of         Cost    Net
                                                                             Assets Sold on      of     Gain
       Description of Asset                   Number      Cost       Number  Transaction Date   Asset  (Loss)
       --------------------                   ------     ------      ------  ----------------   -----  ------

Category (iii) -- series of securities transactions in excess of 5% of plan assets
----------------------------------------------------------------------------------

CSX Corporation Common Stock Fund                 17   $ 16,686         10      $  8,686     $  4,716  $3,970

Collective Short-Term Investment Fund
  of The Northern Trust Company                  314    190,861        348       181,788      181,788     ---


There were no category (i), (ii) or (iv) transactions during the fiscal year ended September 30, 1995.


            PAGE 18





                                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   TAX SAVINGS THRIFT PLAN FOR EMPLOYEES
                                   OF CSX CORPORATION AND AFFILIATED
                                   COMPANIES

                               By: /s/ GREGORY R. WEBER
                                   ----------------------------------------
                                   Gregory R. Weber
                                   Vice President, Controller and Treasurer
                                   CSX Corporation
                                   (Plan Sponsor)

Date:  March 22, 1996
































                                                 - 18 -